SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

InvenSense, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46123D 20 5

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons Sierra Ventures Associates IX, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,104,604 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,104,604 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,104,604 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.1% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is being filed on behalf of Sierra Ventures Associates IX, LLC, (“Sierra Ventures Associates IX”) and Sierra Ventures IX, L.P., (“Sierra Ventures IX,” together with Sierra Ventures Associates IX, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this schedule 13G.
(2)	The shares are directly held by Sierra Ventures IX. Sierra Ventures Associates IX serves as the sole general partner of Sierra Ventures IX. As such, Sierra Ventures Associates IX possesses power to direct the voting and disposition of the shares owned by Sierra Ventures IX and may be deemed to have indirect beneficial ownership of the shares held by Sierra Ventures IX. Sierra Ventures Associates IX owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 83,076,782 shares of the Issuer’s ordinary stock outstanding (as of October 26, 2012) as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

13G

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons Sierra Ventures IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,104,604 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,104,604 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,104,604 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.1% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this schedule 13G.
(2)	The shares are directly held by Sierra Ventures IX. Sierra Ventures Associates IX serves as the sole general partner of Sierra Ventures IX. As such, Sierra Ventures Associates IX possesses power to direct the voting and disposition of the shares owned by Sierra Ventures IX and may be deemed to have indirect beneficial ownership of the shares held by Sierra Ventures IX. Sierra Ventures Associates IX owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 83,076,782 shares of the Issuer’s ordinary stock outstanding (as of October 26, 2012) as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

Introductory Note: This Amendment No. 1 to the statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of InvenSense, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

InvenSense, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1197 Borregas Avenue

Sunnyvale, California 94089

Item 2(a).	Name of Person(s) Filing:

Sierra Ventures Associates IX, LLC (“Sierra Ventures Associates IX”)

Sierra Ventures IX, L.P. (“Sierra Ventures IX”)

Item 2(b).	Address of Principal Business Office:

c/o Sierra Ventures

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c).	Citizenship:

Sierra Ventures Associates IX is a Delaware limited liability company.

Sierra Ventures IX is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

46123D 20 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing This Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2012:

Reporting Persons	Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power(1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
Sierra Ventures Associates IX (2)	0	5,104,604	5,104,604	5,104,604	6.1%
Sierra Ventures IX	5,104,604	5,104,604	5,104,604	5,104,604	6.1%

(1)	Represents the number of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	Sierra Ventures Associates IX serves as the sole general partner of Sierra Ventures IX. As such, Sierra Ventures Associates IX possesses power to direct the voting and disposition of the shares owned by Sierra Ventures IX and may be deemed to have indirect beneficial ownership of the shares held by Sierra Ventures IX. Sierra Ventures Associates IX owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 83,076,782 shares of the Issuer’s ordinary stock outstanding (as of October 26, 2012) as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2013

SIERRA VENTURES ASSOCIATES IX, LLC

/s/ David C. Schwab
David C. Schwab
Manager

SIERRA VENTURES IX, L.P.

By: Sierra Ventures Associates IX, LLC

Its: General Partner

/s/ David C. Schwab
David C. Schwab
Manager

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement